SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Amendment No. 1
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2010
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2010	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
Gisele Marchand
President and Chief Executive Officer

EXPLANATORY NOTE
This Amendment No. 1 on Form 6-K/A (the Amendment) to the quarterly report of Eksportfinans ASA (the Company or we) for the fourth quarter of 2009, as filed as Exhibit 99.2 on Form 6-K with the Securities and Exchange Commission (the Commission) on March 2, 2010 (the Q409 Report), is being filed solely for the purpose of correcting a typographical error in the second sentence of the fourth paragraph under the "Funding" section on page 6 of the Q409 Report. The reference to 2011 in that sentence has been amended to refer to 2010, as follows:
“The agreement gives Eksportfinans the opportunity to obtain funding from the Government up to the end of 2010 for financing of export projects that qualify under the OECD Consensus Agreement for export financing.”
This Amendment consists of a cover page, this explanatory note, a new signature page and the Q409 Report amended as described above, together with the other Exhibits filed on Form 6-K with the Commission on March 2, 2010. Other than as described above, this Amendment speaks as of the date of the initial filing of the Q409 Report.
Other than as stated above, this Form 6-K/A does not amend, update or restate the information in any other section of the Q409 Report or the Exhibits filed as part of the Form 6-K on March 2, 2010 or reflect any events that have occurred after the original filing of the Q409 Report on March 2, 2010.
EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

12.1	Computation of Ratios of Earnings to Fixed Charges.

99.1	Press Release dated March 2, 2010.

99.2	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the year ended December 31, 2009.

99.3	Table of Capitalization and Indebtedness.
     This Form 6-K/A and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-164694.

Presentation of information
In this report, we use the term “us”, “we”, “our”, “Company” and “Eksportfinans” for Eksportfinans ASA. We use the term “Kommunekreditt” for Eksportfinans’s former subsidiary, Kommunekreditt Norge AS. The terms “the group” and “the Eksportfinans group” refer to Eksportfinans and Kommunekreditt as a financial group.
Forward-looking statements
Except for historical statements and discussions, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.
These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.
You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	volatility in the international financial markets,

•	foreign exchange rate and interest rate fluctuations,

•	volatility in the fair value of our financial assets and liabilities,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices,

•	a further downgrade in our credit rating, and

•	various other factors beyond our control.
The foregoing list of important factors is not exhaustive.
For further discussion of these and other factors, see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.
All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.
Website
Although certain references are made herein to www.eksportfinans.no neither that website nor any information included thereon or on any pages that can be accessed therefrom are incorporated by reference herein.